                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the fiscal year ended January 31, 2003

         or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from _____________ to ______________

                          COMMISSION FILE NUMBER 24381

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              HASTINGS ENTERTAINMENT, INC. ASSOCIATES' 401(k) PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          HASTINGS ENTERTAINMENT, INC.
                           3601 PLAINS BLVD., SUITE #1
                              AMARILLO, TEXAS 79102

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Hastings Entertainment, Inc. Associates' 401(k) Plan
As of January 31, 2003 and 2002, and for the Year ended January 31, 2003

              Hastings Entertainment, Inc. Associates' 401(k) Plan

                 Financial Statements and Supplemental Schedule


                        As of January 31, 2003 and 2002,
                     and for the Year ended January 31, 2003



                                    CONTENTS

Report of Independent Auditors...........................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................................................2
Statement of Changes in Net Assets Available for Benefits................................................3
Notes to Financial Statements............................................................................4


Supplemental Schedule

Schedule H; Line 4i - Schedule of Assets (Held At End of Year)...........................................9

                         Report of Independent Auditors

The Benefits Administrative Committee
Hastings Entertainment, Inc. Associates' 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Hastings Entertainment, Inc. Associates 401(k) Plan as of January 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended January 31, 2003. These financial statements and schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended January 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                /s/ Ernst & Young LLP

Fort Worth, Texas
July 18, 2003

              Hastings Entertainment, Inc. Associates' 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                            JANUARY 31
                                                        2003            2002
                                                   -------------   -------------
ASSETS
Cash                                               $          --   $      20,154
Investments                                            8,078,254       9,072,284

Receivables:
   Employee contributions                                 35,265          41,336
   Employer contributions                                206,991         126,919
                                                   -------------   -------------
                                                         242,256         168,255
 LIABILITIES
 Excess contribution refundable                          111,698          37,033
                                                   -------------   -------------
 Net assets available for benefits                 $   8,208,812   $   9,223,660
                                                   =============   =============


See accompanying notes.

              Hastings Entertainment, Inc. Associates' 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                           Year ended January 31, 2003


Investment income (loss):
   Net depreciation in fair value of investments                  $  (1,273,113)
   Interest and dividends                                                81,514
                                                                  -------------
                                                                     (1,191,599)
Contributions:
   Employee                                                             952,711
   Employer                                                             254,661
                                                                  -------------
                                                                      1,207,372
                                                                  -------------

Net additions                                                            15,773

Deductions:
   Benefit payments                                                     992,063
   Administrative expenses                                               38,558
                                                                  -------------
Total deductions                                                      1,030,621
                                                                  -------------

Net decrease                                                          1,014,848

Net assets available for benefits at beginning of year                9,223,660
                                                                  -------------
Net assets available for benefits at end of year                  $   8,208,812
                                                                  =============


See accompanying notes.

              Hastings Entertainment, Inc. Associates' 401(k) Plan

                          Notes to Financial Statements

                                January 31, 2003


1. DESCRIPTION OF THE PLAN

The following description of the Hastings Entertainment, Inc. Associates 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of Hastings Entertainment, Inc. (the Employer). Full-time employees and part-time employees who have completed one year of service, as defined by the Plan Document, are eligible for participation in the Plan once age 21 has been attained. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Effective February 1, 2002, participants may elect to contribute up to 25% of their pretax compensation, as provided by the Plan and Internal Revenue Service
(IRS) regulations. Such contributions are withheld by the Employer from each participant's compensation and deposited in the appropriate investment fund as directed by the participant.

The Employer makes a guaranteed matching contribution of 25% of a participant's contributions, to the extent that participant contributions do not exceed 6% of compensation. The guaranteed match is made quarterly and the participant must be employed on the last day of the quarter to receive the guaranteed match for that quarter. Participants who became disabled, died, or retired during the quarter will also receive the match. Effective February 1, 2002, participants who have attained age 50 or older are allowed to make additional participant contributions.

The Employer may make a discretionary matching contribution in an amount determined by the Board of Directors. For the Plan year ended January 31, 2003, the Board of Directors approved for payment one discretionary match of 15% of participant deferrals, limited to the first 6% of compensation. The discretionary matching contribution was made to participants employed as of July 31, 2002, and was for the period February 1, 2002 through July 31, 2002. A second discretionary match was not made for the plan year ended January 31, 2003. The financial objectives set by the Board of Directors for the second half of the year were not met, which resulted in no discretionary match for that period.

              Hastings Entertainment, Inc. Associates' 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, rollovers, Company contributions, and plan earnings, and is charged with an allocation of administrative expenses, as defined by the Plan.

VESTING

Participants are immediately vested in their contributions and related earnings or losses thereon. Vesting in the Company's contributions and related earnings and losses thereon is based on the following vesting schedule:

      FULL YEARS OF CREDIT SERVICE               VESTING PERCENTAGE
      ----------------------------               ------------------
            Less than 2 years                              0%
                    2-3 years                             25%
                    3-4 years                             50%
                    4-5 years                             75%
              5 or more years                            100%

BENEFITS

In accordance with the Plan document, distribution of a participant's vested account is available upon the participant's death, termination, or retirement. Participants may elect to receive installment payments or a lump-sum distribution. Benefit payments are recorded upon distribution.

FORFEITURES

The amounts forfeited by participants who terminate prior to becoming fully vested are used to reduce employer contributions.

              Hastings Entertainment, Inc. Associates' 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 1% over the prime rate published in The Wall Street Journal.

ADMINISTRATIVE EXPENSES

Administrative expenses which are not paid by the Plan Sponsor are paid by the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect certain amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments in common stock and registered investment companies are stated at fair value. Shares of registered investment companies are valued based on published market prices, which represent the net asset values of shares held by the Plan. The Company's stock is valued at the quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value.

              Hastings Entertainment, Inc. Associates' 401(k) Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan provides for investments in various investment securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS

The Plan's investments were held by First National Bank of Amarillo (the Custodian) from February 1, 2002 through March 25, 2002 and by Herring National Bank (the Custodian) from March 26, 2002 through January 31, 2003.

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                                                    JANUARY 31,
                                                                                2003             2002
                                                                          ----------------    ----------
       Federated US Government Securities 2-5 Years Fund                  $        438,894          *
       American Century Strategy Allocation Moderate Fund                          655,469          *
       Federated Kaufmann Fund                                                   1,064,307       677,834
       Federated Max-Cap Index Fund                                                508,494       823,146
       Janus Fund                                                                  950,163     1,483,062
       Janus Worldwide Fund                                                        842,007     1,266,976
       Federated Prime Obligation Fund                                           2,601,399     2,004,849
       Hastings Entertainment, Inc. Common Stock                                   418,809       593,224
       Participant loans                                                           406,014          *
       Baron Growth Fund                                                                --       583,496
       Alliance Balanced Shared Fund                                                    --       744,830

* Investment did not represent 5% or more of the Plan's net assets as of January 31, 2002.

              Hastings Entertainment, Inc. Associates' 401(k) Plan

3. INVESTMENTS (CONTINUED)

During the year ended January 31, 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated as follows:

        Shares of registered investment companies                                 $     (1,179,107)
        Hastings Entertainment, Inc. common stock                                          (94,006)
                                                                                  -----------------
                                                                                  $     (1,273,113)
                                                                                  =================


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. The plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. SUBSEQUENT EVENT

On June 23, 2003, the Benefits Advisory Committee approved the removal of Hastings Common Stock as an investment option of the plan, however participants that currently have an investment in Hastings Common Stock will be grandfathered.

                              Supplemental Schedule

              Hastings Entertainment, Inc. Associates' 401(k) Plan

         Schedule H; Line 4i - Schedule of Assets (Held At End of Year)

                           EIN: 75-1386375 Plan #: 001

                                January 31, 2003


                                                                         (c)
                            (b)                      DESCRIPTION OF INVESTMENT INCLUDING MATURITY
             IDENTITY OF ISSUE, BORROWER, LESSOR,     DATE, RATE OF INTEREST, COLLATERAL, PAR OR          (e)
  (a)                 OR SIMILAR PARTY                              MATURITY VALUE                   CURRENT VALUE
 ----     ---------------------------------------    --------------------------------------------    --------------
   *      Federated Investors, Inc.                  Federated Total Return Bond (A)                 $          603
          Turner                                     Turner Small Cap Value                                       3
          Alliance Capital Management LP             Alliance Growth and Income Fund                         66,186
          American Century Investments               American Century Strategy Allocation
                                                        Aggressive Fund                                      37,277
          American Century Investments               American Century Strategy Allocation
                                                        Moderate Fund                                       655,469
          American Century Investments               American Century Strategy Allocation
                                                        Conservative Fund                                     7,682
   *      Federated Investors, Inc.                  Federated Kaufmann Fund                              1,064,307
   *      Federated Investors, Inc.                  Federated Income Trust                                  80,947
   *      Federated Investors, Inc.                  Federated Max-Cap Index Fund                           508,494
   *      Federated Investors, Inc.                  Federated US Government Securities 2-5 Years
                                                        Fund                                                438,894
          Janus                                      Janus Fund                                             950,163
          Janus                                      Janus Worldwide Fund                                   842,007
   *      Federated Investors, Inc.                  Federated Prime Obligation Fund                      2,601,399
   *      Hastings Entertainment, Inc.               Hastings Entertainment, Inc.
                                                        Common Stock                                        418,809
   *      Participants                               Loans with interest rates ranging from 5.75%
                                                        to 10.75%                                           406,014
                                                                                                     --------------
                                                                                                     $    8,078,254
                                                                                                     ==============



*Indicates party-in-interest to the Plan.
Investments are participant-directed, thus cost column (d) is not applicable.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           Hastings Entertainment, Inc. Associates' 401(k) Plan

Date:   July 29, 2003

                                               /s/ Dan Crow, Vice President/CFO

                                  EXHIBIT INDEX

EXHIBIT                    SEQ.
NUMBER                     DESCRIPTION                                             PAGE NO.
-------                    -----------                                             --------
    23                     Consent of Ernst & Young LLP                               12

    99.1                   Certification pursuant to 18 U.S.C.                        13
                           Section 1350, as adopted pursuant to
                           Section 906 of the Sarbanes-Oxley Act of 2002